U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004.

     KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

     5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

             [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

                                          Form 20-F                 Form 40-F   X

             [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                                     Yes                         No   X

             [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

                                                        N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

Item	Description	Sequential Page Number
1.	Press Release dated December 23, 2004	4
2.	Press Release dated December 24, 2004	5

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

Dated: December 24, 2004	By: /s/ W. Shaun Jackson
W. Shaun Jackson
Executive Vice President and
Chief Financial Officer

DOMINION BOND RATING SERVICE REAFFIRMS FINANCIAL STRENGTH RATINGS
OF KINGSWAY FINANCIAL SERVICES INC., AND RELATED ENTITIES

Toronto, Ontario (December 23, 2004) – (TSX:KFS, NYSE:KFS) Kingsway Financial Services Inc. today announced that Dominion Bond Rating Service (“DBRS”) has reaffirmed the financial strength ratings of Kingsway Financial Services Inc. and its U.S. holding company, Kingsway America Inc.

DBRS commented that “this rating is a reflection of consistently good execution of the Company’s strategy to apply its specialized insurance capabilities to regional markets in Canada and the U.S. Underwriting performance has improved over the first nine months of 2004, resulting in the lowest combined ratio since 1998, at 97.6%. The combined ratio in the Canadian operation is particularly improved at 95.5% for the first nine months of 2004 compared to 109.9% last year. This improvement reflects stable pricing in Kingsway’s Ontario auto business as well as a lower frequency of claims. Some concerns for the troubled Ontario auto insurance industry have been addressed by legislation (Bill 198) which is expected to deal in part with the issue of excessive claims settlements, often stemming from fraud. The combined ratio for the Ontario auto market has successfully fallen from 120% in 2002 to the mid 90% range in 2004, though it remains a difficult market.”

DBRS further commented that “the Company continues to limit its volume growth to those markets where risk is appropriately priced. In Alberta, where proposed new regulations are not industry-friendly, Kingsway is simply choosing to write less business. The written premium to surplus ratio has fallen to 2.4 from 2.9 as a result of slower new business volumes in the U.S. and increased use of reinsurance. Over the past two years, the Company has reassessed reserves for unpaid claims. This review has caused in-year claims provisions to increase significantly in both 2003 and 2004. This has resulted in reported claims ratios being higher than they would have been on an accident year basis. With more conservative reserves in place, earnings should be less volatile in the future”.

About the Company

Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Lincoln General Insurance Company, Universal Casualty Insurance Company, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. American Service, Kingsway General and York Fire are rated “B++” (very good). The Company’s senior debt is rated investment grade “BBB-” by Standard and Poor’s and “BBB” by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888

KINGSWAY EXTENDS $150 MILLION CREDIT FACILITY TO MARCH 2006

Toronto, Ontario (December 24, 2004) – (TSX:KFS, NYSE:KFS) Kingsway Financial Services Inc. today announced that it had reached an agreement with its syndicate of lenders to extend the maturity date of its existing $150 million 364 revolving credit facility for an additional 364 day period. The maturity date has been amended to March 3, 2006.

About the Company

Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Lincoln General Insurance Company, Universal Casualty Insurance Company, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. American Service, Kingsway General and York Fire are rated “B++” (very good). The Company’s senior debt is rated investment grade “BBB-” by Standard and Poor’s and “BBB” by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888